Exhibit 4.3

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (the “Agreement”) is entered into as of July 14, 2004, by and among GenuTec Business Solutions, Inc., a Montana corporation (the “Company”), the executive officers of the Company holding the shares of Common Stock or options to purchase shares of the Company’s Common Stock (the “Management Shares”) listed on Schedule A hereto (the “Management Holders”), Sound Media Group, Inc., a California corporation (“SMG”) and Trefethen Capital Partners, LLC, a Delaware limited liability company (the “Senior Lender”).

RECITALS

WHEREAS, on the date hereof, the Company and GenuTec Marketing, Inc., a California corporation and a wholly-owned subsidiary of the Company (the “Subsidiary”) entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with SMG, Breaking Free, Inc., a California corporation (“BFI”) and Scott Presta, Tony Tseng, Aaron Jones and Andy Salisbury, who collectively hold all of the outstanding shares of capital stock of SMG (each, an “SMG Holder” and, collectively, the “SMG Holders”), pursuant to which the Subsidiary purchased substantially all of the assets of SMG and BFI for the consideration specified in the Asset Purchase Agreement, which consideration was comprised of cash, shares of the Company’s Common Stock and a secured subordinated promissory note;

WHEREAS, on the date hereof, the Company and the Subsidiary entered into a Financing Agreement with the Senior Lender (the “Financing Agreement”), pursuant to which, among other things, the Subsidiary borrowed $7.3 million to finance the transactions contemplated in the Asset Purchase Agreement; and

WHEREAS, pursuant to the terms of the Financing Agreement, the Senior Lender can elect to receive Additional Interest (as such term is defined in the Financing Agreement) in shares of the Company’s Common Stock, on the terms and conditions set forth therein.

NOW THEREFORE, in consideration of the mutual agreements, covenants and conditions and releases contained herein, the parties hereby agree as follows:

1.             DEFINITIONS.  For purposes of this Agreement, the following terms shall have the meanings set forth below:

1.1          “Affiliate” means with respect to any person, any other person that, directly or indirectly through one of more intermediaries, controls, is controlled by, or is under common control with such person.  For purpose of the foregoing, “controls,” “controlling,” “controlled by” and “under common control with” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

1.2          “Common Stock” means shares of the Company’s common stock, par value $0.01.

1.3          “Financing Agreement” is defined in the recitals.

1.4          “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 2.6 of this Agreement.

1.5          “Management Holder” means those executive officers of the Company set forth on Schedule A attached hereto.

1.6          “Permitted Transferee” means (i) any transfer by Senior Lender pursuant to Section 5 of this Agreement, (ii) any transfer from SMG to a SMG Holder, (iii) any transfer from a SMG Holder to another SMG Holder, (iv) any transfer to the partners from any party hereto in connection with partnership distributions of such party, or (v) any transfer of shares to ancestors or descendants or spouse or to a trustee for their benefit or the transferring party’s benefit; provided that (1) such transferring party shall inform the Company of such transfer prior to effecting it and (2) the transferee shall furnish the Company with a written agreement to be bound by and comply with all provisions of this Agreement as were applicable to the transferring party.

1.7          “Qualified Offering” means the first sale of Common Stock of the Company to the public pursuant to a registration statement filed with, and declared effective by, the SEC (as defined hereafter) under the 1933 Act (as defined hereafter).

1.8          The terms “register,” “registered,” and “registration” refer to a registration effected by filing with the Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) in compliance with the Securities Act of 1933, as amended (the “1933 Act”), and the declaration or ordering by the SEC of the effectiveness of such Registration Statement.

1.9          The term “Registrable Securities” means (i) SMG Shares presently held or hereafter acquired by SMG or a SMG Holder; (ii) Senior Lender Shares presently held or hereafter acquired by the Senior Lender and (iii)  Common Stock of the Company issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange or in replacement of, the Registrable Securities set forth in subsections (i) through (iii) above presently held or hereafter acquired by a Holder.  In the event of any recapitalization by the Company, whether by stock split, reverse stock split, stock dividend or the like, the number of shares of Registrable Securities used throughout this Agreement for various purposes shall be proportionately increased or decreased, provided, however, that any such security shall cease to be a Registrable Security at such time as it is publicly saleable without restriction pursuant to Rule 144(k) of the SEC, or otherwise.

1.10        The term “Senior Lender Shares” means any shares of Common Stock of the Company issued to the Senior Lender pursuant to the terms of the Financing Agreement or any of the other agreements entered into between the Senior Lender and the Company in connection therewith.

1.11        The term “SMG Shares” means any shares of Common Stock of the Company issued to SMG pursuant to the terms of the Asset Purchase Agreement or any of the other agreements entered into between the SMG and the Company in connection therewith.

2.             REGISTRATION RIGHTS

The Company hereby grants to each of the Holders the registration rights set forth in this Section 2, with respect to the Registrable Securities owned by such Holders.  The Company and the

Holders agree that the registration rights provided herein set forth the sole and entire agreement on the subject matter between them.

2.1          Company Registration.

2.1.1        Demand Registration. In case the Company shall receive from a Holder or Holders of at least 20% of the Registrable Securities a written request or requests that the Company effect a registration on Form S-3 (or any similar form promulgated by the Securities and Exchange Commission) and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company will:

(a)           promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders; and

(b)           as soon as practicable, use its best efforts to effect such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holder’s or Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holder or Holders joining in such request as are specified in a written request given within twenty (20) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this Section 2.1:  (1) if Form S-3 is not available for such offering by the Holders; (2) if the Company shall furnish to the Holders a certificate signed by the President of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form S-3 Registration to be effected at such time, in which event the Company shall have the right to defer the filing of the Form S-3 registration statement for a period of not more than ninety (90) days after receipt of the request of the Holder or Holders under this Section 2.1; provided, however, that the Company shall not utilize this right more than once in any twelve month period; (3) if such Form S-3 registration covers an offering with reasonably anticipated aggregate proceeds of less than $500,000; or (4) if the Company has effected two (2) registrations pursuant to this Section 2.1 within the past twelve (12) months and such registrations have been declared or ordered effective.

2.1.2        Piggyback Registration.  If at any time or from time to time the Company shall determine to register any of its securities, either for its own account or the account of security holders, other than a registration of securities as it relates to an offering and sale by the Company or by the employees of the Company solely pursuant to any employee stock plan or other employee benefit plan arrangement or a registration on Form S-4, or on any successor form, relating solely to an SEC Rule 145 transaction, the Company will:

(a)           promptly give to each of the Holders written notice thereof (which shall include a list of the jurisdictions in which the Company intends to attempt to qualify such securities under the applicable blue sky or other state securities laws); and

(b)           include in such registration (and any related qualification under blue sky laws or other compliance), and in any underwriting involved therein, all the Registrable Securities specified in a written request or requests, made within twenty (20) days after receipt of such written notice from the Company, by any of the Holders, except as set forth in Section 2.1.3 below.

2.1.3        Underwriting.  If the registration of which the Company gives notice is for a registered public offering involving an underwriting, the Company shall so advise each of the Holders as a part of the written notice given pursuant to Section 2.1.1(a) or 2.1.2(a).  In such event, the right of any of the Holders to registration pursuant to this Section 2.1 shall be conditioned upon such persons’ participation in such underwriting and the inclusion of such persons’ Registrable Securities in the underwriting to the extent provided herein.  Each of the Holders proposing to distribute their securities through such underwriting shall, together with the Company and the other parties distributing their securities through such underwriting, enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by the Company.  Notwithstanding any other provision of this Section 2.1, if the underwriter determines that to include the Holder’s Registerable Securities in such offering would be reasonably likely to adversely affect such offering (including the price, timing or distribution of the securities in such offering) and therefore determines to limit the number of shares to be underwritten, the Company will first include securities being sold for the account of the Company and then Registrable Securities; provided, however, for any registration other than the registration for the initial public offering of shares of the Company, the limitation shall not reduce the number of Registrable Securities to be included in the offering below twenty percent (20%) of the total number of shares to be included in the offering unless the Holders otherwise consent to or approve the limitation of the number of shares to be underwritten.  In such event, the Company shall so advise the Holders of the Company’s securities that would otherwise be registered and underwritten pursuant hereto.  For purposes of any underwriter cutback, all Registrable Securities held by a stockholder which is a partnership or corporation shall also include any Registrable Securities held by the partners, retired partners, stockholders or affiliated entities of such stockholder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons, and such stockholder and other persons shall be deemed to be a single “Holder,” and any pro rata reduction with respect to such “Holder” shall be based upon the aggregate amount of shares carrying registration rights owned by all entities and individuals included in such “Holder,” as defined in this sentence.  No securities excluded from the underwriting by reason of the underwriter’s marketing limitation shall be included in such registration.  If any of the Holders disapproves of the terms of the underwriting, it may elect to withdraw therefrom by written notice to the Company and the underwriter.  The Registrable Securities so withdrawn shall also be withdrawn from registration.

2.2          Expenses of Registration.  All expenses incurred in connection with registrations effected pursuant to Section 2.1, including without limitation all registration, filing, and qualification fees (including blue sky fees and expenses), printing expenses, escrow fees, fees and disbursements of counsel for the Company and of one special counsel for the Holders, and expenses of any special audits incidental to or required by such registration, shall be borne by the Company; provided, however, that the Holders of Registrable Securities included in such registration shall, on a pro-rata basis, be required to pay underwriters’ discounts or commissions relating to Registrable Securities.

2.3          Obligations of the Company.  Whenever required under this Section 2 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

2.3.1        Prepare and file with the SEC a registration statement or registration statements with respect to such Registrable Securities, including all exhibits and financial statements required by the SEC to be filed therewith, and use its best efforts to cause such registration statement to become effective, and keep such registration statement effective for up to one hundred eighty (180) days or until the Holders have completed the distribution relating thereto, provided however, that such one hundred eighty (180) day period shall be extended for a period of time equal to the period the Holders refrain from selling any securities included in such registration at the request of an underwriter of Common Stock (or other securities) of the Company.

2.3.2        Prepare and file with the SEC such amendments, post effective amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the 1933 Act with respect to the disposition of all securities covered by such registration statement.

2.3.3        Furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the 1933 Act, and such other documents as they may reasonably request in order to facilitate the public sale or other disposition of Registrable Securities owned by them.

2.3.4        Use its best efforts to register and qualify the securities covered by such registration statement under such other securities or blue sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions and do any and all other acts or things which may be necessary or advisable to enable such Holders to consummate the public sale or other disposition in such jurisdiction of such Registrable Securities.

2.3.5        In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering.  Each of the Holders participating in such underwriting shall also enter into and perform its obligations under such an agreement.

2.3.6        Notify each of the Holders covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the 1933 Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and, at the request of the Holders, promptly prepare, file with the SEC and furnish to the Holders a reasonable number of copies of a supplement to, or an amendment of, such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such shares, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein as necessary to make the statements therein not misleading in light of the circumstances then existing.

2.3.7        Cause all such Registrable Securities registered hereunder to be listed on each securities exchange on which similar securities issued by the Company are then listed and to maintain the accuracy and effectiveness of such listing.

2.3.8        Provide a transfer agent and registrar for all Registrable Securities registered hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration.

2.3.9        Furnish, at the request of any of the Holders, if requesting registration of Registrable Securities pursuant to this Section 2, on the date that such Registrable Securities are delivered to the underwriters for sale in connection with a registration pursuant to this Section 2, if such securities are being sold through underwriters, or on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to each Holder, if requesting registration of Registrable Securities, and (ii) to the extent permitted under the rules of the American Institute of Certified Public Accountants (“AICPA”), a letter, dated such date, from the independent accountants of the Company, in form and substance as is customarily given by independent accountants to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to each Holder, if requesting registration of Registrable Securities.

2.3.10      Make every reasonable effort to obtain the withdrawal of any stop order or other order suspending the use of any preliminary prospectus or prospectus or suspending any qualification of the registered securities.

2.4          Indemnification.

2.4.1        The Company will, and does hereby undertake to, indemnify and hold harmless each Holder, each of their officers, directors, partners and agents, and each person controlling such Holder, with respect to any registration, qualification, or compliance effected pursuant to this Section 2, and each underwriter, if any, and each person who controls any underwriter, of the Registrable Securities held by or issuable to such Holder, against all claims, losses, damages, and liabilities (or actions in respect thereto) to which they may become subject under the 1933 Act, the Securities Exchange Act of 1934, as amended (the “1934 Act”), or other federal or state law arising out of or based on (i) any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular, or other similar document or any amendment or supplement thereto (including any related Registration Statement, notification, or the like) incident to any such registration, qualification, or compliance, or based on any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or (ii) any violation or alleged violation by the Company of any federal, state or common law rule or regulation applicable to the Company in connection with any such registration, qualification, or compliance, and will reimburse, as incurred, each Holder, each underwriter, and each director, officer, partner, agent and controlling person, for any legal and any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action; provided that the Company will not be liable in any such case to the extent that any such claim, loss, damage, liability or expense, arises out of or is based on any untrue statement or omission based upon written information furnished to the Company by an instrument duly executed by any of the Holders or underwriter and stated to be specifically for use therein.

2.4.2        Each Holder will, if Registrable Securities held by or issuable to such person are included in such registration, qualification, or compliance, severally and not jointly, indemnify the Company, each of its directors, and each officer who signs a Registration Statement in connection therewith, and each person controlling the Company, each underwriter, if any, and, each person who controls any underwriter, of the Company’s securities covered by such a Registration Statement, against all claims, losses, damages, and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any such Registration Statement, prospectus, offering circular, or other document, or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse, as incurred, the Company, and each such underwriter or other person, for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability, or action, in each case to the extent, but only to the extent, that such untrue statement (or alleged untrue statement) or omission (or alleged omission) was made in such Registration Statement, prospectus, offering circular, or other document, in reliance upon and in conformity with written information furnished to the Company by an instrument duly executed by such Holder and stated to be specifically for use therein; provided, however, that the liability of each such Holder hereunder shall be limited to the net proceeds received by such Holder from the sale of securities under such Registration Statement.  In no event will any Holder be required to enter into any agreement or undertaking in connection with any registration under this Section 2 providing for any indemnification or contribution obligations on the part of such Holder greater than such Holder’s obligations under this Section 2.4.

2.4.3        Each party entitled to indemnification under this Section 2.4 (the “Indemnified Party”) shall give notice to the party required to provide such indemnification (the “Indemnifying Party”) of any claim as to which indemnification may be sought promptly after such Indemnified Party has actual knowledge thereof, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be subject to approval by the Indemnified Party (whose approval shall not be unreasonably withheld) and the Indemnified Party may participate in such defense with its separate counsel at the Indemnifying Party’s expense if representation of such Indemnified Party would be inappropriate due to actual or potential differing interests between such Indemnified Party and any other party represented by such counsel in such proceeding; and provided further that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2.4, except to the extent that such failure to give notice shall materially adversely affect the Indemnifying Party in the defense of any such claim or any such litigation.  No Indemnifying Party, in the defense of any such claim or litigation, shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff therein, to such Indemnified Party, of a release from all liability in respect to such claim or litigation.

2.5          Information by the Holders.  If any Holder includes Registrable Securities in any registration, such person shall furnish to the Company such information regarding such person, and the distribution proposed by such person, as the Company may reasonably request in writing and as shall be required in connection with any registration, qualification, or compliance referred to in this Section 2.

2.6          Transfer of Registration Rights.  The rights of the Holders contained in Section 2.1 hereof, to cause the Company to register the Registrable Securities, may be assigned or otherwise conveyed to a transferee or assignee of Registrable Securities, who shall be considered a “Holder” for purposes of this Section 2; provided that such transferee or assignee (a) is a Permitted Transferee and (b) holds at least 100,000 (as adjusted for stock splits, dividends or recapitalizations after the date hereof) shares of the Registrable Securities held by the transferring Holder; and, provided further, that the Company is given written notice by such Holder at the time of or within a reasonable time after said transfer stating the name and address of said transferee or assignee and identifying the securities with respect to which such registration rights are being assigned.

2.7          Delay of Registration.  No Holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any such registration as the result of any controversy that might arise with respect to the interpretation or implementation of this Section 2, except with respect to a registration initiated by the Holders pursuant to Section 2.1 or 2.8 hereof.

2.8          Limitations on Subsequent Registration Rights.  From and after the date of this Agreement, the Company shall not, without the prior written consent of Holders of a majority of the Registrable Securities enter into any agreement with any holder or prospective holder of any securities of the Company which would allow such holder or prospective holder to include any securities in any registration filed under Section 2.1 hereof, unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not diminish the amount of Registrable Securities which are included in such registration and includes the equivalent of Section 5 as a term.

2.9          Rule 144 Reporting.  With a view to making available to the Holders, the benefits of certain rules and regulations of the SEC which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use its commercially reasonable best efforts to:

2.9.1        Make and keep public information available, as those terms are understood and defined in SEC Rule 144 or any similar or analogous rule promulgated under the 1933 Act, at all times commencing ninety (90) days after the effective date of the first registration statement filed by the Company for an offering of its securities to the general public or the first registration statement filed by the Company to register its securities under Section 12 of the 1934 Act;

2.9.2        File with the SEC, in a timely manner, all reports and other documents required of the Company under the 1933 Act and 1934 Act; and

2.9.3        So long as a Holder owns any Registrable Securities, furnish to such Holder upon request:  a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 of the 1933 Act, and of the 1934 Act (at any time after it has become subject to such reporting requirements); a copy of the most recent annual or quarterly report of the Company; and such other reports and documents as such persons may reasonably request in availing itself of any rule or regulation of the SEC allowing it to sell any such securities without registration.

2.10        Amendment of Registration Rights.  Any provision of this Section 2 may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of the Company and of  Holders of a majority of the Registrable Securities, voting as a single class.  Any amendment or waiver effected in accordance with this paragraph shall be binding upon each Holder, each future holder of Registrable Securities, and the Company.

3.             RIGHTS OF CO-SALE.

3.1          Notice and Rights.  In the event that any Management Holder (each, a “Selling Holder”) desires, at any time, to transfer, whether by sale, assignment, encumbrance, hypothecation, pledge or conveyance or otherwise (a “Transfer”) any shares of the Company’s securities (the “Offered Shares”) and such Selling Holder receives a bona fide offer (the “Purchase Offer”) from a third party to purchase such Offered Shares, such Selling Holder shall deliver a notice (the “Co-Sale

Notice”) to the Company at least thirty (30) days prior to the closing of such Transfer, stating (i) such Selling Holder’s bona fide intention to sell or transfer the Offered Shares, (ii) the number of such Offered Shares to be sold or transferred, (iii) the price for which such Selling Holder proposes to sell or transfer such Offered Shares, (iv) the name of the proposed purchaser or transferee, or class of purchaser or transferee, and (v) all other material terms and provisions relating to the proposed sale or transfer.  The Secretary of the Company shall then promptly give notice of the contemplated transfer to each SMG Holder and the Senior Lender, who shall have the right, exercisable upon written notice to the Selling Holder holding such Offered Shares within thirty (30) days after receipt by an SMG Holder and/or the Senior Lender (the “Electing Holder”) from the Company of the notice described above, to participate in such Selling Holder’s sale of Offered Shares.  To the extent such Electing Holder exercises such right of participation in accordance with the terms and conditions set forth below, the number of Offered Shares which such Selling Holder may sell pursuant to the Co-Sale Notice shall be correspondingly reduced.  The right of participation of such Electing Holder shall be subject to the following terms and conditions:

3.1.1        The Electing Holder may sell all or any part of that number of shares of Common Stock of the Company equal to the product obtained by multiplying (i) the aggregate number of Offered Shares covered by the Co-Sale Notice by (ii) a fraction, the numerator of which is the number of shares of Common Stock of the Company held by the Electing Holder and the denominator of which is the combined number of shares of Common Stock of the Company held by all of the Electing Holders and the shares of Common Stock  owned by the Selling Holder.

3.1.2        The Electing Holder may effect its participation in the sale by delivering to the Selling Holder for transfer to the proposed purchaser one or more certificates, properly endorsed for transfer, which represent the number of shares of Common Stock which the Electing Holder elects to sell pursuant to this Section 3.

3.1.3        The Company shall reimburse the Electing Holders for any and all reasonable fees and expenses, including attorneys’ fees and expenses incurred pursuant to the exercise of the rights under this Section 3.1.

3.2          Deliveries.  The stock certificate or certificates which an Electing Holder delivers to a Selling Holder pursuant to this Section shall be transferred by such Selling Holder to the proposed purchaser in consummation of the sale of the Common Stock pursuant to the terms and conditions specified in the Co-Sale Notice, and such Selling Holder shall promptly thereafter remit to such Electing Holder that portion of the sale proceeds to which such Electing Holder is entitled by reason of its participation in such sale.

3.3          Subsequent Sales of Shares.  The exercise or non-exercise of the rights of an Electing Holder hereunder to participate in one or more sales of the shares made by a Selling Holder shall not adversely affect its rights to participate in subsequent sales by such Selling Holder pursuant to this Section 3.

3.4          Prohibited Transfers.  In the event any Selling Holder should sell any shares in contravention of the restrictions of Section 3 (a “Prohibited Transfer”), an Electing Holder in addition to such other remedies as may be available at law or in equity or hereunder, shall have the put option provided in Section 3.5 below, and such Selling Holder shall be bound by the applicable provisions of such put option.

3.5          Put Option.  In the event of a Prohibited Transfer, each Electing Holder shall have the right (but shall not be obligated) to sell to the Selling Holder who made the Prohibited Transfer a number of shares of Common Stock of the Company equal to the number of shares the Electing Holder would have been entitled to transfer to the proposed purchaser in the Prohibited Transfer pursuant to this Section 3 assuming such Electing Holder elected to exercise its co-sale rights under Section 3 to their fullest extent.  Such sale shall be made on the following terms and conditions:

3.5.1        The price per share at which the shares are to be sold to any such Selling Holder shall be equal to the price per share paid by the purchaser to such Selling Holder in the Prohibited Transfer.  Such Selling Holder shall also reimburse the Electing Holder for any and all reasonable fees and expenses, including attorneys’ fees and expenses, incurred pursuant to the exercise of such Electing Holder’s rights under this Section 3.5.

3.5.2        Within ninety (90) days after the later of the dates on which the Electing Holder (i) received notice from such Selling Holder of the Prohibited Transfer or (ii) otherwise have actual knowledge of the Prohibited Transfer, the Electing Holder shall, if exercising the put option created hereby, deliver to such Selling Holder the certificate or certificates representing shares to be sold, each certificate to be properly endorsed for transfer.  The failure of the Electing Holder to exercise the put option in such ninety (90) day period shall constitute a waiver of the Electing Holder’s right under this Section 3.5.

3.5.3        Such Selling Holder shall, upon receipt of the certificate or certificates for the shares to be sold by the Electing Holder, pursuant to Section 3.5.2, pay the aggregate purchase price therefor and the amount of fees and expenses reimbursable under Section 3.5.1, by check made payable to the order of such Electing Holder.

3.6          Permitted Transfers.  The rights of the Electing Holder under this Section 3 shall not pertain or apply to (i) any sale or transfer by a Management Holder of not more than one percent (1%) of the shares such party then owned in a single transaction or series of related transactions, or (ii) any transfer to a Permitted Transferee.

3.7          Termination.  The provisions of this Section 3 shall terminate upon the closing of a Qualified Offering.

3.8          Amendment of Co-Sale Rights.  Any provision of this Section 3 may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of holders of a majority of the Electing Holders.

4.             DRAG-ALONG RIGHT.

4.1          Approved Sale.  If a majority of the issued and outstanding shares of Common Stock held by the Management Holders approves a sale of all or substantially all of the assets of the Company, a sale of the Company’s outstanding capital stock or a merger or consolidation in which (x) the purchaser is a third party that is not an Affiliate of the Management Holders; (y) the sale, merger or consolidation is made in accordance with the terms of the Financing Agreement and (z). (i) the Company is not the surviving corporation or (ii) if the Company is the surviving corporation, there has been a change in more than 50% of the ownership of the Company’s voting stock (an “Approved Sale”), then, subject to Section 2.2 below:  (i) the Holders shall consent to and raise no objections against the Approved Sale; (ii) if the Approved Sale is structured in whole or part as a merger or consolidation, or a sale of all or substantially all assets, the Holders shall waive any dissenter’s rights, appraisal rights or similar rights in connection with such merger, consolidation or asset sale; (iii) if the Approved Sale is structured in whole or part as a sale of securities, the Holders agree to sell their respective securities on the terms and conditions approved by the Company’s stockholders; and (iv) the Holders shall take all necessary and desirable actions approved by the Company’s stockholders in connection with the consummation of the Approved Sale, including the execution of such agreements and such instruments and other actions reasonably necessary to provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Sale, and effectuate the allocation and distribution of the aggregate consideration upon the Approved Sale as set forth in Section 4.2 below.

4.2          Conditions.  The obligations of the Holders pursuant to this Section 4 are subject to the satisfaction of the following conditions:

4.2.1        upon the consummation of the Approved Sale, the Holders shall receive the same proportion of the aggregate consideration from such Approved Sale that such Holders would have received pursuant to the liquidation rights as provided in the Company’s Certificate of Incorporation, as then currently in effect;

4.2.2        if the Holders are given an option as to the form and amount of consideration to be received, each Holder will be given the same option with respect to his or her shares of Common Stock;

4.2.3        the Holders shall not be obligated to make any out-of-pocket expenditure prior to the consummation of the Approved Sale (excluding modest expenditures for his own postage, copies, etc., and the fees and expenses of his own counsel), and the Holders shall not be obligated to pay more than his or her pro rata share (based upon the amount of consideration received for or with respect to their shares of stock and vested stock equivalents) of reasonable expenses incurred in connection with such Approved Sale to the extent such costs are incurred for the benefit of all Holders and are not otherwise paid by the Company or the acquiring party (costs incurred by or on behalf of a stockholder for its or his sole benefit will not be considered costs of the transaction hereunder); and

4.2.4        (i) in the event that any Holder is required to provide any representations or warranties in connection with the Approved Sale, the Holder shall only be required to represent and warrant as to its or his title to its or his stock and stock equivalents to be transferred, and such person’s authority, power, and right to enter into and consummate such purchase or merger agreement without violating any other agreement or legal requirement, and (ii) in the event that the Holders are required to provide any indemnities in connection with the Approved Sale, then each Holder shall not be liable for more than his pro rata share (based upon the amount of consideration received for or with respect to his shares of stock) of any liability for indemnity and such liability shall not exceed the total purchase price received by such Holder for his stock.

4.3          Termination.  The provisions of this Section 4 shall terminate upon the closing of a Qualified Offering.

4.4          Amendment of Drag-Along Rights.  Any provision of this Section 4 may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the written consent of holders of a majority of the shares of Registrable Securities held by the Holders.

5.             Permitted Transfers by Senior Lender.  In accordance with Section 9 of the Financing Agreement, and subject to compliance with applicable law, Senior Lender shall have the right at any time or from time to time, to sell, transfer, convey or assign all or any portion of its Senior Lender Shares and all or any portion of its rights or obligations under this Agreement to one or more of its Affiliates or Assignees (as defined in the Financing Agreement).  Any Permitted Transferee of the Senior Lender shall acquire all of the rights and obligations of the Senior Lender under this Agreement and shall have the right to enforce any provision of this agreement as the Permitted Transferee of the Senior Lender.

6.             “MARKET STAND-OFF” AGREEMENT.  Each Holder and each Management Holder hereby agrees that during the 180-day period following the effective date of a registration statement of the Company filed in connection with a Qualified Offering in which such Holder or Management Holder elects to include all or any portion of its Registerable Securities, he, she or it shall not, to the extent requested by the Company and any underwriter, sell or otherwise transfer or dispose of (other than to donors who agree to be similarly bound) any Common Stock of the Company held by him, her or it at any time during such period except Common Stock included in such registration; provided, however, that all officers and directors of the Company and all other persons with registration rights (whether or not pursuant to this Agreement) enter into similar agreements.  In order to enforce the foregoing covenant, the Company may impose stop-transfer instructions with respect to the Registrable Securities of each Holder and the Management Shares of each Management Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period.  Any Holder or Management Holder who elects not to include any portion of its Registerable Securities as part of a Qualified Offering shall not be obligated to agree to such restrictions.

7.             LEGENDS.  Each certificate representing SMG Shares, Senior Lender Shares or Management Shares now or hereafter owned by such parties or issued to any Permitted Transferee shall be endorsed with the following legend:

THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, ENCUMBERED, OR IN ANY MANNER DISPOSED OF EXCEPT IN CONFORMITY WITH THE TERMS OF THE INVESTOR RIGHTS AGREEMENT DATED JULY__, 2004, AS AMENDED THEREAFTER, BETWEEN THE CORPORATION AND THE REGISTERED HOLDER OF THE SHARES (OR THE PREDECESSOR IN INTEREST TO THE SHARES).  SUCH AGREEMENT GRANTS CERTAIN CO-SALE RIGHTS AND DRAG ALONG RIGHTS TO CERTAIN OF THE CORPORATION’S STOCKHOLDERS (OR THEIR ASSIGNEES) UPON THE SALE, ASSIGNMENT, TRANSFER, ENCUMBRANCE OR OTHER DISPOSITION OF THE CORPORATION’S SHARES.  THE CORPORATION WILL, UPON WRITTEN REQUEST, FURNISH A COPY OF SUCH AGREEMENT TO THOSE PERSONS OR ENTITIES HAVING A LEGITIMATE INTEREST WITHOUT CHARGE.

8.             MISCELLANEOUS

8.1          Governing Law.  This Agreement shall be governed by and construed under the laws of the State of California without regard to conflicts of law principles.

8.2          Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof.

8.3          Notices.  Any notice, request or other communication required or permitted hereunder shall be given in writing and shall be deemed to have been duly given if personally delivered or if telegraphed, or mailed by registered or certified mail, postage prepaid, at the respective addresses of the parties as set forth below each signature and shall be deemed to have been received when delivered.  Any party hereto may by notice so given change its address for future notices hereunder.

8.4          Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

8.5          Severability.  In the event that any provision of this Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement shall continue in full force and effect without said provision.

8.6          Captions.  The captions and headings to Sections of this Agreement have been inserted for identification and reference purposes only and shall not be used to construe the meaning or the interpretation of this Agreement.

8.7          References.  Any references to forms or schedules governed by the 1933 Act or 1934 Act means such forms or schedules under the 1933 Act and 1934 Act as in effect on the date hereof or any successor forms or schedules subsequently adopted by the SEC.

IN WITNESS WHEREOF, this Investor Rights Agreement has been duly executed and delivered by the parties as of the date first above written.

Address:	GENUTEC BUSINESS SOLUTIONS, INC.
27121 Aliso Creek Road, Suite 130	By:	/s/ Lee Danna
Aliso Viejo, California 92656		Lee Danna
Chief Executive Officer

Address:	SOUND MEDIA GROUP, INC.

1 Park Plaza, Suite 430	By:	/s/ Tony Tseng
Irvine, California 92614		Tony Tseng

Address:	TREFETHEN CAPITAL PARTNERS, LLC
c/o Sextant Corporate Finance
1175 Peachtree Street, N.E.	By:	/s/ Manager
Suite 1900
Atlanta, Georgia 30361	Its:	Manager
Attn: Genutec Account Manager

Address:	MANAGEMENT HOLDERS

27121 Aliso Creek Road, Suite 130
Aliso Viejo, California 92656	/s/ Lee Danna
Lee Danna

27121 Aliso Creek Road, Suite 130	/s/ Steve Gomes
Aliso Viejo, California 92656	Steve Gomes

27121 Aliso Creek Road, Suite 130
Aliso Viejo, California 92656	/s/ Mike Fannin
Mike Fannin

SCHEDULE A

MANAGEMENT HOLDERS

Lee Danna

Steve Gomes

Mike Fannin